400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835
John P. Duke
direct dial: 610.640.7839
direct fax: 267.200.0753
dukej@pepperlaw.com
June 29, 2007
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attention:	Peggy Kim, Esq., Senior Staff Attorney Scott Anderegg, Esq., Staff Attorney Donna DiSilvio, Senior Staff Accountant Scott Stringer, Accountant

Re:	lululemon athletica inc. (f/k/a Lululemon Corp.)
Comments to Amendment No. 1 and Amendment No. 2 to Registration Statement on Form S-1 filed
June 11, 2007 and June 19, 2007
Commission File No. 333-142477
Ladies and Gentleman:
     On behalf of lululemon athletica inc. (f/k/a Lululemon Corp.) (the “Company”), in connection with the Company’s Registration Statement No. 333-142477 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 27, 2007 (the “Comment Letter”). Page references contained in the response are to the prospectus contained in Amendment No. 3 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto. Additionally, supplemental information is being provided in this letter and under separate cover in response to certain of the Staff’s comments.
Philadelphia       Boston       Washington, D.C.       Detroit       New York       Pittsburgh
Berwyn       Harrisburg       Orange County       Princeton       Wilmington
www.pepperlaw.com

Securities and Exchange Commission
June 29, 2007

Form S-1
General
1.	We note your response to comment 2 in our letter dated May 30, 2007. It appears that although the holders of preferred stock will receive common stock on a pro rata basis, the actual number of shares of common stock to be received will be determined by the initial public offering price. Because you have not yet fixed a material term, it appears that the private placement was not completed before you filed the registration statement. Accordingly, you may not rely on Rule 152 to avoid integration. Please revise your disclosure to address integration and also revise to identify the selling stockholders as underwriters.

The Company duly notes the Staff’s comment, and respectfully submits that Rule 152 under the Securities Act is a valid basis for separating the transactions contemplated by the Agreement and Plan of Reorganization dated as of April 26, 2007 (the “Reorganization Agreement”), by and among Lululemon Corp., Lululemon Athletica USA, Inc., Lululemon Athletica Inc., LIPO Investments (USA), Inc., LIPO Investments (Canada), Inc., (“LIPO (Cananda)”) Lulu Canadian Holding, Inc. and the other parties named therein, and the Company’s initial public offering (the “IPO”).

The Staff has previously indicated that a private offering will be deemed to be completed for purposes of Rule 152 once the only remaining conditions to its closing are outside of the control of the investors, such that their investment decisions have been made. (See, e.g., the Black Box Incorporated No Action Letter (available June 26, 1990).) The Company notes that:
(i) the execution and delivery of the Reorganization Agreement by all of the parties thereto was completed prior to the filing of the Registration Statement;
(ii) the parties’ obligation to exchange their shares on the terms set forth in the Reorganization Organization (including the formula for calculating the share numbers) was fixed at the time the Reorganization Agreement was executed and delivered; and
(iii) the sole remaining condition to the consummation of the transactions specified in the Reorganization Agreement — or put differently, the triggering event for the consummation of the transactions specified in the Reorganization Agreement — is the execution of an underwriting agreement for the IPO by the Company and the underwriters (i.e., the pricing of the IPO), a condition which is outside of the control of the stockholder parties to the Reorganization Agreement.
As such, the stockholders’ investment decision has been made and the private

Securities and Exchange Commission
June 29, 2007

placement contemplated by the Reorganization Agreement is complete for purposes of Rule 152.

On December 5, 2005, more than a year before the Registration Statement relating to the IPO was filed, the Company and its stockholders entered into a stockholders agreement (the “Stockholders Agreement”), previously filed as Exhibit 10.8 to the Registration Statement. The Stockholders Agreement provided that upon a decision to proceed with an initial underwritten public offering, each of the stockholders was required to support a reorganization of the Company’s capital stock and the capital stock of the Company’s subsidiaries such that Lululemon Athletica USA Inc. and Lululemon Athletica Inc. would become the Company’s direct (or indirect) wholly-owned subsidiaries (collectively, the “Reorganization”). The purpose of the Reorganization Agreement was to amplify and clarify the terms of the reorganization contemplated by each of the stockholders in December 2005.

Under the terms of the Reorganization Agreement, each of the parties agreed to the consummation of the Reorganization automatically and immediately following the time when an underwriting agreement for the IPO has been executed by the Company and t he underwriters. None of the stockholders who are parties to the Reorganization Agreement retained any discretion with respect to the acquisition of the capital stock contemplated in the Reorganization Agreement after the agreement was executed. Furthermore, the investors have no discretion to terminate the Reorganization Agreement; the Reorganization Agreement terminates automatically if the Company decides not to proceed with the IPO.

In its comment letter dated June 27, 2007, the Staff correctly points out that the actual number of shares of common stock to be received in connection with the Reorganization will be determined by the IPO price. However, the IPO price merely serves as a data point to complete a fixed formula that determines the allocation of the shares in the Reorganization. The stockholder parties to the Reorganization Agreement have no discretion with respect to the determination of the IPO price. Once the IPO price is determined, the Reorganization is automatically consummated, and the parties have no discretion with respect to the operation of the conversion mechanic (i.e., the formula), nor will they have an opportunity to change their investment decisions or modify the terms of the Reorganization.

Because the conditions to the consummation of the Reorganization are beyond the control of the stockholders, the Company respectfully submits that the private offering was completed as of April 26, 2007 and Rule 152 is a valid basis for separating the transactions contemplated in the Reorganization Agreement and the IPO.

Securities and Exchange Commission
June 29, 2007

Notwithstanding the foregoing, for the sake of completeness the Company again respectfully asserts that based upon the Commission’s “Five Factors” test first set forth in Securities Act Release No. 333-4552 (November 6, 1962), the transactions contemplated in the Reorganization Agreement, including the issuance of the Company’s capital stock, should not be integrated with the IPO. For the convenience of the Staff, the Company has restated below the analysis of the Commission’s “Five Factors” test included in the Company’s response letter dated June 11, 2007.

The five factors that the Commission has developed to determine whether the integration doctrine should apply to multiple transactions are as follows: (1) whether the sales are part of a single plan of financing; (2) whether the sales involve the issuance of the same class of securities; (3) whether the offerings are made at or about the same time; (4) whether the same type of consideration is being received; and (5) whether the sales are made for the same general purpose. Based on the application of the Five Factors test, as discussed below, the Company believes that the transactions contemplated in the Reorganization Agreement, including the issuance of the Capital Stock, should not be integrated with the IPO.
•	Single Plan of Financing. The purpose of issuing shares in the IPO is to raise cash for the Company’s business as described in Use of Proceeds in the prospectus. The purpose of issuing shares in the reorganization is to fulfill pre-existing economic rights of existing stockholders. The Company will not receive any cash in the reorganization. As such, the Reorganization Agreement and the IPO represent completely different plans of financing. More specifically in the Reorganization Agreement, the Company and certain of its existing stockholders agreed to the terms of the exchange of the existing securities of the Company and LIPO (Canada) upon the pricing of the IPO, primarily to (i) simplify the Company’s corporate structure such that, with the exception of the exchangeable shares (the “Exchangeable Shares”) to be issued by Lulu Canadian Holding, Inc., all equity and voting interests in the lululemon entities will be held through the Company, and (ii) eliminate dividend-accruing preferred stock, and not as a means of raising money. In the IPO, the Company is offering securities to a broad range of new investors to raise cash for the future growth of its business.

•	Same Class of Security. The Company acknowledges that both the Reorganization Agreement and the IPO involve the issuance by the Company of the same class of security, namely the Company’s common stock.

•	Timing. Although the Reorganization Agreement contemplates transactions that will ultimately occur in connection with the pricing of the IPO, the investment decision of each investor relating to those transactions was made when the Reorganization Agreement was signed. The Reorganization Agreement is an agreement among the

Securities and Exchange Commission
June 29, 2007

Company and each of its existing investors, each of whom made its initial decision to invest in the Company’s securities no later than December 2005, when the Company’s then sole stockholder, Mr. Chip Wilson, sold 48% of his equity interest in the Company to a group of private equity investors.

•	Consideration Received. The consideration to be received by the Company in the IPO is cash. The consideration that the Company will receive from the transactions contemplated in the Reorganization Agreement is the exchanged shares of preferred stock.

•	Same General Purpose. The general purpose of the IPO is to create a public market for the Company’s common stock and to facilitate the Company’s future access to the public equity markets. The general purpose of the Reorganization Agreement is to provide for the exchange of the Company’s outstanding preferred stock upon the closing of the IPO as well as to simplify the Company’s organizational structure.
Pursuant to Rule 152, or in the alternative, based upon the application of the “Five Factors” test, the Company respectfully resubmits that the transactions contemplated in the Reorganization Agreement, including the issuance of the Company’s capital stock, should not be integrated with the IPO.
Prospectus Summary, page 1
2.	We note your response to comment 4 in our letter dated May 30, 2007. Please revise your disclosure to clarify that the statement is based on your belief.

The Company has revised the disclosure on pages 1, 48 and 80 of the prospectus in response to the Staff’s comment.
Capitalization, page 41
3.	Please revise to delete cash and cash equivalents from your tabular presentation. Capitalization generally includes long-term debt, stock and retained earnings. To the extent you believe the information is vital to an investor’s understanding of the business, you may include a discussion of cash in the liquidity and capital resources section of MD&A.

The Company has revised the disclosure on pages 41 and 42 of the prospectus in response to the Staff’s comment.
Dilution, page 43
4.	We note you disclose pro forma net tangible book value as of April 30, 2007, to be approximately $4.1 million. Please reconcile the $44.49 million in common stockholders’ equity as of April 30, 2007, to the $4.1 million.

Securities and Exchange Commission
June 29, 2007

The Company has revised the disclosure on page 43 of the prospectus in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48
5.	We note your response to comment 7 in our letter dated May 30, 2007. We further note that you expect net revenue growth to slow. Please provide more details concerning the reasons for the slowing, your expectation of how much you expect it to slow and any plans you have to manage this trend. Please also provide further analysis of how you plan to meet the other challenges you have listed and the relative risk poised by these trends to your earnings and cash flow. As written it is difficult for investors to weigh the potential impact of these challenges to your future performance.

The Company has revised the disclosure on pages 48 and 49 of the prospectus in response to the Staff’s comment. The Company supplementally advises the Staff that the Company is not aware of any specific amount by which it believes its growth rate is likely to decline, nor for that matter does the Company believe that it is possible to determine such amount. The Company’s disclosure in the registration statement that its growth rate is likely to slow is designed to inform investors that, like many early stage companies experiencing periods of high growth, the Company’s current growth rate is exaggerated versus its overall net revenue as it is increasing from a relatively small base. As that revenue base increases, each additional dollar of increased revenue will represent a smaller and smaller percentage increase. The Company has revised its disclosure to clarify this point.
Business, page 80
6.	We note your response to comment 9 in our letter dated May 30, 2007. Please confirm that you did not commission these studies, If you commissioned any of these studies, you must file that expert’s consent as an exhibit to the registration statement.

The Company respectfully advises the Staff that it did not commission any of these studies.
Compensation, page 98
Executive and Management Bonus Plans, page 101
7.	We note your response to comment 14 in our letter dated May 30, 2007. We reissue our prior comment. Please provide a clearer disclosure of how difficult it will be for your executives to achieve their goals or how likely it will be for you to achieve the goals.

The Company has revised the disclosure on page 102 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
June 29, 2007

Notes to Financial Statements
Note 11 Equity Incentive Compensation Plans, page F-23
8.	Please refer to prior comment 26 in our letter dated May 31, 2007. We note you estimated the Company’s value at $778.4 million when options were last granted in December 2006 and January 2007 and that the current value is estimated at between $800 million and $900 million. Further, you stated that the reasons for the greater valuation of potentially over $100 million is due to stronger than forecasted comparable store sales in fiscal 2007, favorable exchange rate movement and appreciation in the US equity markets. Please explain, and quantify, in greater detail the events and/or factors that support the difference in value and revise your discussion to address the changes in the fair value of your stock instead of the total value of the Company. In this regard, for grant dates during the one year period preceding the most recent balance sheet date and through the date of your response, provide us with the following information and expand your disclosures accordingly:
•	for each option grant date (not aggregated by month or quarter), tell us the exercise price, the fair value of the stock, and the intrinsic value, if any, per option;

•	a discussion of each significant factor contributing to the difference between the fair value of the stock as of the date of each grant for the options and the estimated IPO price of the common stock;

•	whether the valuation you used to determine the fair value of equity instruments was contemporaneous or retrospective;

•	whether the valuation specialist was a related party; and, if so

•	the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
The Company’s board of directors engaged an unrelated valuation specialist, Appraisal Economics Inc., to perform a contemporaneous valuation of the Company as of April 30, 2006. In connection with the preparation in February and March of 2007 of the financial statements necessary for a planned initial public offering, and based in part on discussions with the prospective underwriters for the planned offering, the Company reassessed the estimated accounting fair value of common stock in light of the potential completion of the offering. After reviewing the valuation performed by the independent valuation firm, management determined that the report would not be appropriate for valuing the options as the report did not fully consider requirements under SFAS No. 123(R) and other relevant regulatory guidelines, specifically:
•	the valuation did not coincide with the option grant dates; and

•	the valuation incorrectly included a minority interest discount.
As a result of these concerns, management determined that it would be necessary to calculate its own retrospective valuations.

Securities and Exchange Commission
June 29, 2007

The following table provides information on a split adjusted basis for all stock options granted during the period beginning one year preceding the Company’s balance sheet as of April 30, 2007 through the date hereof:

			Original Fair	Reassessed
	Number		Value per	Fair Value per
	of		Share of	Share of	Original Fair
	Options	Exercise	Common	Common	Value per	Reassessed Fair
Grant Date	Granted	Price	Stock	Stock	Option	Value per Option
July 3, 2006	2,898,893	$0.58	$0.58	$1.23	$0.33	$0.91
December 6, 2006	5,954	$0.58	$0.58	$8.50	$0.33	$8.09
December 27, 2006	1,308,880	$0.58	$0.58	$8.50	$0.33	$8.09
January 3, 2007	357,299	$0.58	$0.58	$8.50	$0.33	$8.09
The Company’s initial filing range for the Company’s common stock was between $10.00 and $12.00.

December 2006 and January 2007 Grants

The midpoint of the filing range is $2.50 greater than the reassessed fair value per share of common stock used to assess the December 6, 2006, December 27, 2006 and January 3, 2007 option grants. When the Company reassessed the fair value of the common stock at the beginning of 2007, it determined valuation based in part on discussions with prospective underwriters for its initial public offering. The $2.50 increase in stock price from the assessment at the beginning of 2007 to the midpoint of the filing range is due to:
•	Stronger than forecasted financial performance in the first quarter of fiscal 2007. The Company’s net revenue, income from operations and net income for the first quarter of fiscal 2007 increased 58.9%, 12%, and 11.3%, respectively, from the first quarter of fiscal 2006. Additionally, the Company’s net revenue, income from operations and net income for the first quarter of fiscal 2007 outperformed the Company’s internal forecast by 14%, 72% and 151%, respectively. This gives the Company significant additional confidence in its expected performance for the remainder of fiscal 2007 and 2008.

•	Growth of U.S. store base. The Company’s U.S. store base grew from 12 stores to 17 stores, or 41%, since the beginning of 2007.

•	Favorable exchange rate movement between the U.S. dollar and the Canadian dollar. The current exchange rate between the U.S. dollar and the Canadian dollar is $0.934. The average exchange rate between the U.S. dollar and the Canadian dollar for the period between May 1, 2006 and January 31, 2007 was $0.885. For the last nine months of fiscal 2007, based on the exchange rate today, the company will benefit from a 5.5% increase in the exchange rate between the U.S. dollar and the Canadian dollar. This will add approximately $1.5 million to income from operations in fiscal 2007, or approximately 5.0% of additional income from operations to the Company’s

Securities and Exchange Commission
June 29, 2007

forecast for fiscal 2007.

•	Appreciation in the U.S. equity markets. The Standard & Poor’s 500 Index, a broad gauge of the U.S. equity markets, increased 4.7% from January 31, 2007 to June 27, 2007.
These four factors in combination significantly increased the Company’s confidence in its expected performance for the remainder of fiscal 2007 and 2008, and the Company believes that these factors increased the fair value of its common stock by at least $2.50 per share from the beginning of 2007.

July 2006 Grant

The midpoint of the filing range is $9.77 greater than the fair value per share of common stock used to assess the July 3, 2006 option grant.

In determining the reassessed fair value of the common stock at the beginning of 2007, the Company determined it appropriate to reassess the estimate of accounting fair value for the fiscal year ending January 31, 2007 based on operational achievements in executing against the operating plan and market trends. Because of the impact the achievement of Company specific milestones had on the valuation during the various points in time before the reassessment, certain additional adjustments for factors unique to the Company were considered in the reassessed value determined for the July 3, 2006 grant. The unique factors included:
•	Significant uncertainty that the Company would be successful in the United States and that management would be able to identify suitable markets and retail sites. At the beginning of July 2006, the Company had only seven stores in the United States, four of which were located in California. Management believed that growth and, ultimately, value would be directly tied to the Company’s success in the United States.

•	The transition from local, Canadian suppliers to international manufactures. This transition involved meaningful risk requiring significant management focus and attention as well as additional management resources. This included a new head of global sourcing who joined the Company from Nike in September 2006.

•	Key management hires that took place in the fall of 2006. The Company’s chief operating officer, Mike Tattersfield, was hired in October 2006 and the Company’s chief financial officer, John Currie, was hired in January 2007. Other key hires between September 2006 and January 2007 included a new head of global sourcing, a new head of U.S. operations and a new head of store development.
The Company believes that the presence of all of these issues made an initial public

Securities and Exchange Commission
June 29, 2007

offering impossible at the time of the July 3, 2006 grant. Due to this conclusion, management believed that the multiples implied by the December 5, 2005 transaction best reflected the value of the Company in July 2006. In addition to being the most recent indication of value based on an arm’s length negotiation and given the ongoing issues at the Company, management believed that the multiples implied by the December 5, 2005 transaction best reflected the value of the Company in July 2006.

The Company also has revised the disclosure on page 52 of the prospectus in response to the Staff’s comment.
Note 12 Earnings Per Share, page F-30
9.	It appears the line-item Income allocated to common stock equivalent stockholders for the quarter ended April 30, 2007 in the amount of $11,786,386 is a typographical error. Please revise the amount to reflect the appropriate allocation of net income.

The Company has revised the disclosure on page F-30 of the prospectus in response to the Staff’s comment.
     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839, to Barry M. Abelson at 215.981.4282 or to Robert Smith at 610.640.7826.

Very truly yours,
/s/John P. Duke

John P. Duke

cc:	Robert Meers John Currie Kevin Kennedy Tahir Ayub Barry M. Abelson Robert Smith